FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Telefónica Investor Conference:
Presentation delivered by Mr. Eduardo Caride, Executive Chairman of Telefónica Empresas

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 13th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors

Eduardo Caride
Executive Chairman
Telefónica Empresas



THIRD INVESTOR CONFERENCE

MADRID 2003

Telefónica

Safe harbor

"This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator"

Content

- We have reinforced our strategy of addressing corporate customers´needs offering a solid value proposition
- We have placed special emphasis on strengthening our operations´efficiency in 2002-03
- We have a clear set of priorities moving forward to capture the growth opportunity
- We have ambitious though realistic targets for 2002-06

The role of Telefónica Empresas is to handle the needs of corporate customers (large companies and carriers)


Telefónica Empresas
Commercial oriented company
Leaner, more efficient business model
Households
Individuals
Corporations & Government
SMEs
Differentiated solutions for each customer need

- Telefónica Empresas provides its services to **more than 21,000 corporate customers** representing 11% of the Telefónica Group´s total revenues (1)
- Our **commercial responsibility** for the corporate customers includes voice business. Voice revenues are consolidated within each wireline company (TdE y TLatam)
- We have a **significant customer base in:**
  - **Spain**
  - **America** (Argentina, Brazil, Chile, Colombia, Mexico, Peru, Puerto Rico and the United States)
  - **Europe** (Germany and the UK)

(1) Source: Quarterly results January-June 2003

Telefónica

Corporate customers demand end-to-end integrated data, communication and IT solutions


2002 Revenues (**)
Voice Services
Voice communication among employees and third parties
Information Management
Handle large amounts of information and make it available to third parties
HASP Revenues
65 M€
Voice Rev.(*)
1,006 M€
Data Communications
Connect computers and share information
Corporate customers
Solutions Revenues
136 M€
Data and Internet Revenues
1,353 M€
Integrated and customized solutions
International Services
TIWS Rev. 119 M€
Intl. Voice Rev (*) 814 M€

Managing convergence between Telecommunications and Information Systems for our corporate customers

(**) Before Eliminations & Other Revenues; Atlanet not included (*)Do not consolidate in Telefónica Empresas' financials

Telefónica

We are prepared to lead the evolution of corporate customers' requirements with a solid value proposition

- Telefónica offers corporate services through a specific unit to capture the maximum growth potential from the segment
- We count with 5,000 employees worldwide to assure:
  - Particular focus on corporate customers´requirements
  - Preferential treatment
  - The highest level of responsiveness and excellence

VALUE PROPOSITION

- ✓ Comprehensive products and services catalogue
- ✓ Strong brand name
- ✓ Local and international connectivity

Telefónica

We provide a comprehensive range of integrated services through our three business lines


Corporate Customers / Carriers
System Integration
WAN/LAN/Desktop management
Industry specific solutions
E-Business
Housing and Hosting
Content Delivery
Applications
Security
VPNs
IP access and connectivity
Voice
International Capacity
International connectivity
Internet access services
International VPNs
International Voice
Telefónica Soluciones
Telefónica Empresas / Data
Telefónica International Wholesale Services (TIWS)
National and International connectivity
Data and voice services
Hosting and applications
Solutions
Services

We have a strong brand name...


Telefónica International Wholesale Services
Telefónica


Compartimos esfuerzos para alcanzar todas sus metas.
Soluciones integrales de Comunicaciones, Conexión y Presencia en Internet para empresas.
Telefónica Data
Telefónica
902 230 240


Telefónica

... and we benefit from its credibility, image, leadership position and financial strength

We can offer end-to-end services through our deep local presence and networks....



Miami
Mexico
Puerto Rico
Colombia
Brazil
Peru
Chile
Argentina
Sao Paolo
UK
Germany
Spain

- **Local networks** in ten countries with more than 1,500 POPs*
  - **Spain**
  - **America**
    - Brazil
    - Argentina
    - Chile
    - Peru
    - Colombia
    - Mexico
    - USA + Puerto Rico
  - **Europe**
    - Germany
    - UK
- **21,000 clients** with more than **300,000 broadband connections**

* Points of presence

Telefónica

...and a strong international presence and connectivity

More than **9 billion voice minutes** handled yearly

High capacity fiber optic network (45,000 km) that carries all the international IP traffic generated by Telefónica



International data coverage in **75 countries**

International backbone with more than 200 peering agreements

Telefónica

Allowing us to become the leading regional player

Deep local coverage ...



+ international network



Leading and most reliable regional player in the Spanish and Portuguese speaking markets

Telefónica

Content

- We have reinforced our strategy of addressing corporate customers´needs offering a solid value proposition
- We have placed special emphasis on strengthening our operations´efficiency in 2002-03
- We have a clear set of priorities moving forward to capture the growth opportunity
- We have ambitious though realistic targets for 2002-06

Telefónica

We have implemented actions to improve the efficiency and profitability of our operations

Strategic priorities announced in Sevilla	Key actions undertaken to date
• Serve *Corporate Customers offering customized solutions* through specialized sales force in our domestic markets	• Refocus of the company from product to *corporate segment oriented* including voice (T. Empresas) • Reinforcement of the offer with the *creation of Telefónica Soluciones* by merging T. Sistemas, T. Mobile Solutions, Katalyx and Art Media
• Turn profitable the businesses in new markets by achieving necessary *scale*, offering packaged solutions to targeted segments	• *Reassessment of the business portfolio* to achieve profitable growth Divestiture of Austria, Uruguay and Italy Refocus of operations in Colombia and USA • *Strict control over investments and expenditure* across all business units
• Leverage our distinctive regional position to *better serve* multinational corporations and boost our international services	• Consolidation of the international businesses into a *single business unit*, (TIWS), that manages all the international assets and services: voice, data and IP

Revenues will have grown by 7-10% during 2001-03


€ Millions
Operating revenues
-2/0%
7/10%
1,867
1,621
1,758
1,721
1,778-1,869
1,857-1,957
2001
2002
2003 (E)
Actual Terms
Constant 2003 perimeter and exchange rates as of 2002
% 2001-03 CAGR

- **Despite pricing pressure, increase in volume and the penetration of new services have driven the growth**
- **Revenues were mainly affected by changes in the consolidation perimeter and exchange rates**

- Changes in revenues in actual terms:
  - Divested subsidiaries represented €163MM in 2001 and €87MM in 2002
  - Exchange rates in Latin America strongly affected revenues

T.Data Spain revenues grew at a stable pace over the course of 2002 and 2003

€ Millions

Operating revenues in T.Data Spain


Actual Terms
%
2001-03 CAGR
6/9%
692
771
784-824
2001
2002
2003

- Operating revenues will grow in T.Data Spain at 6/9% CAGR during 2001-2003
- The number of total connections will grow by 24% (CAGR 01-03)

Revenues in local currency have experienced a significant growth in America

Local currency in Millions


% 2001-03 CAGR
T.Empresas Argentina
(Argentinian pesos)
~20%
150
193
208-218
2001
2002
2003 (E)
T.Empresas Brasil
(Brazilian reales)
>35%
271
402
501-527
2001
2002
2003 (E)
T.Data Mexico
(Mexican pesos)
>60%
89
161
239-251
2001
2002
2003 (E)
T.Data USA
(US Dollars)
>60%
11
17
29-31
2001
2002
2003 (E)

We have refocused the company towards profitable growth


€ Millions
EBITDA
Actual Terms
Constant 2003 perimeter and exchange rates as of 2002
%
2002-03 Growth
2001
-65
-9
2002
129
145
97/107%
78/88%
2003 (E)
254-267
258-272
% EBITDA/ Revenues
-3,5%
7,3%
14,3%

- EBITDA improvements beat by far the projections presented in Sevilla* for 2001-05 (over 90% CAGR growth and 13-17% margin target by 2005)
- T.Data Spain has reached a 26-27% EBITDA margin after implementing a series of measures to increase efficiency

* Only for T.Data

Reorientation of the business has resulted in a dramatic CapEx reduction


€ Millions
CapEx
Actual Terms
Divested companies
Emergia´s submarine system
624
-68%
199
-25/-21%
149-157
2001
2002
2003 (E)
% CapEx / Revenues
33%
11%
8%

- **CapEx reduction exceeds Sevilla´s target***
- **CapEx reduction has been driven by:**
  - **Reassessment of the business portfolio**
  - **Completion of substantial one-time investments**
  - **CapEx containment policy**
- **Investment level is sustainable since we leverage on existing Telefónica´s assets**

* Only for TData

Telefónica

... and operating cash flow improvement

€ Millions

Operating Cash Flow*

Actual Terms


105-110
2001
2002
2003 (E)
-70
-689

- Positive operating cash flow by 2003 as a result of the EBITDA improvement and the CapEx reduction

* Operating Cash Flow = EBITDA – CapEx

Content

- We have reinforced our strategy of addressing corporate customers´needs offering a solid value proposition
- We have placed special emphasis on strengthening our operations´efficiency in 2002-03
- We have a clear set of priorities moving forward to capture the growth opportunity
- We have ambitious though realistic targets for 2002-06

Our strategic priorities moving forward are: emphasis on clients, innovation and continuous efficiency improvements

1 Focus on corporate clients / Revenue growth

- Broader responsibility on corporate customers
- Client orientation culture
- Increase our customer share of wallet

2 Innovation and value added services

- Broadband
- New services development

Corporations & Government



Differentiated solutions for each customer need

3 Efficiency and profitability

- Improve current businesses and assets profitability

Telefónica

Corporate customers´ needs are continuously changing forcing us to evolve

Customers´needs	Key strategic actions under execution

Customers´needs

- **End-to-end customized solutions** to deal with convergence of technologies
  - Voice -Data
  - Fixed – Mobile
  - IT- Communications
- **Coordinated and homogeneus** management of their different locations
- **Scalability** – avoid high up-front investments
- **Outsourcing** to focus on their core business and improve existing cost structure
- **Reliable supplier**

Key strategic actions under execution

- Enhance **responsiveness** addressing customers needs with **preferential treatment**
- Deepen **client segmentation** in each geography. Consolidate our organization by **industry sectors**
- Empower and reinforce the **Global Customers*** unit
- Implement individualized **Account Plans** to manage our main customers
- **Specialized** salesforce in Solutions, Hosting and Intl. Services

* 70 large accounts represent more than 30% of total business

Our revenue growth will mainly come from increasing our share of wallet

Services

- Increase share of wallet in current customer base
  - By capturing the growth opportunity of our services´ evolution
    - eBA (100% broadband penetration)
    - International Services (x2.5 growth in revenues)
    - Voice & data over corporate VPNs
  - By adding value added services
    - Managed wireline & wireless VPNs
    - Outsourcing (40% CAGR in Personalized Network Operating Centers)

Clients

- Increase our customer base in new businesses and markets: Mexico, US, Colombia, Germany and UK (x4 by 2006 in new entrant markets)
  - Achieving the necessary scale
  - Targeting the most attractive customers
- Increase market share in Brazil* out of Sao Paulo
- Win-back lost customers

* Telefonica is new entrant in Brazil out of Sao Paulo

Telefónica

We want to lead our customers in their migration process to broadband

Financial institution case study

From


DPC
Branch
PCs
Server
Printer
LAN
Branch
Server
PCs
Printer
LAN
Narrowband
WAN

High IT, maintenance and management costs

- Large data processing centers
- Decentralized IT
- Scarce and expensive access to broadband

To


DPC
Telefonica´s Datacenter
Branch
PCs
Printer
Branch
PCs
Printer
Broadband
WAN/LAN (2-10 Mbps)

Efficiency and lower cost

- Data processing centers as part of the network
- Centralized IT
- Broadband availability


100
-20%
80
IT Cost
70
-37%
44
Communication Cost
30
+20%
36
Today
Future

Substantial cost reduction for our customers

eBA e-Soluciones de Banda Ancha *is Telefónica´s integrated broadband solution for corporate customers*


Consulting services
Design, development and implementation of customized solutions
Solutions Design
Server consolidation (LAN/mail)
Intranet / corporate applications (ERPs, eprocurement,...)
Teleworking
Multivideoconference
Advanced voice systems
Applications
Network IT services
Advanced communication/ collaborative applications
Management and Support
Integrated management of network and applications
Real-time information
Security
Single sign-on
USB Key
Information encryption
High-speed access at every location
Broadband services
Mobile services
Multiservice Network

Telefónica

Broadband access and hosting will be major drivers for our eBA strategy

VPN access connections*


CAGR
IP VPNs
ATM VPNs
FR VPNs
X.25 VPNs
8%
37%
x9
-6%
-6%
0%
2002
2006 (E)

IP VPNs will increase their share relative to more traditional technologies

Number of Connections CAGR 2002-06

Number of servers hosted in our datacenters


13.600
x 4
3.400
2002
2006 (E)

The number of hosted servers will multiply by 4

(*) % connections in our markets of influence

Telefónica

Telefónica has defined its positioning in the outsourcing business

Telefónica´s focus

Telefónica Outsourcing Solution | **Systems** | **Applications** | **BPO ***

WAN | Voice | LAN | Desktop

Telecommunication infrastructures management

Telecom and IT infrastructures management

Value added services management

- **Telefónica is already providing outsourcing services to its corporate customers. As of today we manage:**
  - **350 LAN**
  - **30 Customer Network Operation Centers**
- **We have more than 450 employees focusing on outsourcing activities**
- **Our offer is complemented with strategic partnerships**

* Business Processes Outsourcing

We will increase our market share of International Services in the Region

Key strategic actions under execution

- Position ourselves as:
  - The specialist in the Spanish and Portuguese speaking markets
  - The best carrier for multinationals in the region
  - Service provider for other carriers (white label)
  - Global player in the new IP world, both in Access and Content

Increase of IP traffic over the international network


x 6
60
10
2002
2006 (E)

International IP traffic (Gbps)

This increase is boosted by Telefonica´s aggressive broadband growth strategy


>x 4
5.6 - 6.4
1.4
2002
2006 (E)

ADSL connections (Millions)

New services will increase their contribution to total revenues

Constant exchange rates, as of 2002

Expected evolution of revenue mix*


New Services
• Solutions
• Hosting & ASP
• Intl Services
Access
VPNs
30%
25%
45%
41%
24%
35%
2002
2006 (E)

- **New services** increase their share from 30% to 41%
- **Hosting/ ASP** expect a 40% CAGR, promoted by the eBA business

* Before adjustments. Excluding Europe

Telefónica

Evolution of the revenue mix per region

Actual Terms

Expected evolution of revenue mix per region *


TIWS
America
Europe
Spain
6%
21%
25%
48%
12%
21%
25%
42%
2002
2006 (E)

- **All the regions** will grow
- **Our international unit** will double its relative share

(*) Before adjustments

Our presence in Europe represents a substantial growth opportunity

Constant exchange rates, as of 2002

Revenue Composition in Europe (Germany and UK)


4%
6%
5%
85%
17%
16%
44%
23%
Other
IP VPNs
Broadband Access
Narrowband access
2002
2006 (E)

- We are present in 2 of the largest European markets (Germany is 3 times Spain)
- Revenues in hard currency
- Evolution towards broadband access and new value added services
- Total IP Network in place allows us to develop a complete offer (voice and data) at a lower cost
- Solid presence both in services and customer base
- Self-financed operation

Telefónica

We will keep our current commitment of continuous efficiency improvement – Case Study: T.Data Spain

€ Millions

T.Data Spain has implemented several measures to increase efficiency

REVENUES
- Approach change from (p x q) to (n x ARPU*)
- Salesforce organization by industry sectors
- Implementation of a monthly sales opportunity tracking system and a bi-annual commercial incentive program
- Pricing review and rationalization of discount policy

COSTS
- Network unification
- Process improvement and response time reduction (i.e. book to bill)
- Headcount rightsize
- Expenditure contention

That have resulted in significant EBITDA improvement in 2002-03

EBITDA



140
35%
189
16%
11%
209-220
2001
2002
2003 (E)

% EBITDA/ Total Revenues	2001	2002	2003 (E)
	19%	24%	26-27%

- We will continue implementing efficiency improvements across all the geographies

* ARPU: Average Revenue Per User

And strict control over investments

Key strategic actions under execution

- **Leverage existing Telefónica´s assets in the region**
- **Investment closely related to revenue generation (CPEs)**
- **Strict investment management, based on profitability analysis**

CapEx * Distribution


Incumbent Network
18%
New entrant markets network
11%
International network
18%
Datacenter
10%
Datacenter CPEs**
3%
CPEs**
24%
Other
16%

✓CapEx associated with **growth**

✓27% of total CapEx is **customer premises equipment**

✓Minimum investment in Incumbent´s network (18% of total CapEx)

* Cumulative CapEx for 2002-06
** Customer Premises Equipment

Constant exchange rates as of 2002

Content

- We have reinforced our strategy of addressing corporate customers´needs offering a solid value proposition
- We have placed special emphasis on strengthening our operations´efficiency in 2002-03
- We have a clear set of priorities moving forward to capture the growth opportunity
- We have ambitious though realistic targets for 2002-06

Telefónica

Telefónica Empresas has ambitious though realistic targets moving forward

Constant exchange rates, as of 2002



+


Focus on corporate clients /growth
Efficiency and profitability
Innovation and VAS

	2002 Proforma	Targets for 2002-06
Revenues	1,758 M€	10-14% CAGR*
EBITDA EBITDA margin	129 M€ 7%	46-52% CAGR 22-23% by 2006
CapEx CapEx/Revenues	199 M€ 11%	200-220 M€ ** 8% in 2006
Operating Cash Flow ***	-70 M€	350-440 M € by 2006 Cumulative operating cash flow 2003-06: >800 M €

Solid revenue growth ...

... while keeping our current focus on continuous efficiency and profitability improvement ...

... And high free cash flow generation for the Telefónica Group

* Organic growth   ** Average 2003-06   *** EBITDA-CapEx

Telefónica

Telefónica